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                                                                     Exhibit 4.5



                                                            SCHEDULE 3(A)

                                  Subsidiaries

ABT Securities Corp., a Massachusetts corporation
MycoTox, Inc., a Massachusetts corporation













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                                                            SCHEDULE 3(C)

                                 Capitalization

Pursuant to the terms of the Shareholder Rights Agreement, dated as of February 2, 1997, as amended on November 13, 1997, between the Company and BankBoston, N.A. f/k/a The First National Bank of Boston, the Company has outstanding rights exercisable for one one-thousandth of a share of Series A Junior Participating Cumulative Preferred Stock upon the occurrence of certain events.

The Company has agreed to issue World Capital Funding, LLC and Reedland Capital Partners the following securities: (i) 22,500 shares of restricted Common Stock,
(ii) warrants exercisable for 25,000 shares of Common Stock at an exercise price equal to 125% of the fair market value of the Common Stock on the Initial Closing Date and (iii) warrants exercisable for 25,000 shares of Common Stock at an exercise price equal to 150% of the fair market value of the Common Stock on the Initial Closing Date.

Pursuant to the Stock Purchase Agreement dated as of November 18, 1998 by and between the Company and Ross Financial Corporation ("Ross"), Ross has (i) certain preemptive rights (subject to certain exceptions and limitations) with respect to the Company's issuance of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock, and (ii) piggy-back and demand registration rights with respect to the shares of Common Stock it holds.

The Company has options and warrants outstanding pursuant to the terms of its 1988 Stock Option and Grant Plan and 1997 Stock Option and Grant Plan.

In connection with the waiver of certain obligations under its lease, the Company has offered the landlord of its Worcester, Massachusetts facility a warrant exercisable for 12,000 shares of Common Stock (a definitive agreement has not yet been executed).

The Company has the following outstanding debt securities in excess of $25,000:

         $30,330,000 letter of credit with Sumitomo Bank Limited
         $341,000 debt obligation to ClinTrials
         $184,967 note in favor of Flagship Bank
         $125,000 debt obligation to John Brown (due upon product approval)





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                                                             SCHEDULE 3(E)

                                    Conflicts

The Shareholder Rights Agreement, dated as of February 2, 1997, as amended on November 13, 1997, between the Company and BankBoston, N.A. f/k/a The First National Bank of Boston.












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                                                             SCHEDULE 3(G)

                                Material Changes


None.












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                                                             SCHEDULE 3(H)

                                   Litigation

None.












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                                                             SCHEDULE 3(N)

                              Intellectual Property

None.












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                                                             SCHEDULE 3(P)

                                      Liens

Fleet National Bank, as trustee, has a first priority mortgage on the real property and fixtures located at the Company's Smithfield, Rhode Island facility.

Flagship Bank has a first priority purchase money security interest in certain assets at the Company's Worcester, Massachusetts and Smithfield, Rhode Island facilities.












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                                                             SCHEDULE 3(T)



                                   Tax Status

None.












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                                                             SCHEDULE 3(U)


                              Certain Transactions

None.












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                                                             SCHEDULE 4(D)

                                 Use of Proceeds


Operations and working capital.